Mail Stop 3561

December 18, 2008

Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

> **Re: China 3C Group**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2007**
> **Filed October 31, 2008**
> **File No. 000-28767**

Dear Mr. Wang,

We issued comments to you on the above captioned filings on December 2, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 3, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 3, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director